Exhibit 99.100

RECEIPT

Vicinity Motor Corp.

This is the receipt of the British Columbia Securities Commission for the Preliminary Short Form Base Shelf Prospectus of the above Issuer dated April 5, 2021 (the preliminary prospectus).

This receipt also evidences that the Ontario Securities Commission has issued a receipt for the preliminary prospectus.

The preliminary prospectus has been filed under Multilateral Instrument 11-102 Passport System in Alberta and Manitoba. A receipt for the preliminary prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

April 7, 2021

Allan Lim

Allan Lim, CPA, CA

Manager, Corporate Finance

SEDAR Project Number 3201957

Tel: 604 899-6500 Fax: 604 899-6506 Toll Free: 1 800-373-6393 www.bcsc.bc.ca

P.O. Box 10142, Pacific Centre, 701 West Georgia Street Vancouver, BC, Canada V7Y 1L2

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